April 8, 2025

Robert D. Cozzone
President and CEO
Avidia Bancorp, Inc.
42 Main Street
Hudson, MA 01749

       Re: Avidia Bancorp, Inc.
           Registration Statement on Form S-1
           Filed March 14, 2025
           File No. 333-285815
Dear Robert D. Cozzone:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Business Strategy, page 2

1. We note your disclosure that you are in the process of developing and implementing a digital deposit account opening system and are currently developing a comprehensive cloud-based resource known as a "data lake." Please further describe the "data lake"
       and its role in your business. Please also describe the status of these development efforts.
The geographic concentration of our loan portfolio and lending activities makes us vulnerable to a downturn in the local economy, page 18

2. Please revise this risk factor to discuss, as appropriate, the factors that may impact your primary market area. For instance, discuss factors that impact your primary market area's commercial real estate market.
 April 8, 2025
Page 2
Risks Related to Payments Processing Activities, page 19

3. We note your disclosure on page 81 that there are concentrations in deposits related to your card acquiring business. Revise the appropriate risk factor to discuss the potential risks related to concentration of deposits by your merchant and ISO clients.
The contribution to the charitable foundation will dilute your ownership, page
32

4. Please revise the narrative disclosure in this risk factor to quantify the potential dilution of an investor's ownership interest in Avidia at the midpoint of the offering as a result of the contribution to the charitable foundation. Commercial and Industrial Loans, page 70

5. We note that loans to condominium associations are among your largest grouping of loans. We also note that your largest concentration of these loans that are outside of your home market area are in Florida, including your largest single loan. Please discuss the extent to which you conduct ongoing monitoring of your condominium loans. For example, do you monitor the need for assessments by Florida based condominiums for salt water corrosion and concrete damage and the ability of those associations to successfully collect the assessments owed by their members? Consider also revising your risk factors discussion of the risks posed by your lending business in the Risk Factors section based on your response.
Subsidiary Activities, page 84

6. We note the discussion of your subsidiary activities. Please expand upon the description of your subsidiaries' businesses. If material to your business, please describe how such subsidiaries generate revenue or advise. In this regard, we note your disclosure on page F-5 that non-interest income includes investment commissions.
Business Background of Our Directors, page 98

7. We note that for a number of your Directors, the business positions held during the last five years is unclear from the disclosure. For instance, it is unclear when Mr. Saul began work for NVIDIA. Refer to Item 401(e)(1) of Regulation S-K.
 April 8, 2025
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Victor Cecco at 202-551-2064 or Robert Klein at 202-551-3847 if you
have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Christian Windsor at 202-551-3419 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Victor L. Cangelosi, Esq.